April 22, 2016

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Target Corporation
Form 10-K for the Fiscal Year Ended January 30, 2016
Filed March 11, 2016
File No. 1-6049

Dear Mr. Thompson:

Thank you for your letter dated March 31, 2016, regarding Target Corporation. Following this introductory section are your comments in italics and our responses.

We place a high priority on providing clear and useful disclosures to the readers of our SEC filings, and we welcome the opportunity to review our practices to make our disclosures even better.

We believe our responses address your comments. Should the staff have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Notes to Consolidated Financial Statements

1. Notes to Consolidated Financial Statements

Consolidation

1. We note you consolidate variable interest entities where it has been determined that you are the primary beneficiary. Please tell us what consideration you gave to disclosing the information required by ASC 810-10-50-2AA regarding your involvement with variable interest entities, the disclosures required by ASC 810-10-50-3 with respect to variable interest entities you consolidate as the primary beneficiary and the disclosures required by ASC 810-10-50-4 with respect to variable interest entities you do not consolidate because you are not the primary beneficiary.

Target’s Response to Comment 1

We consolidate four variable interest entities (VIEs) because we are the primary beneficiary. These entities are physician-owned professional corporations previously operated as Target Clinics within 57 stores in certain states. Assets, liabilities, sales and expenses of these combined entities each were less than 0.2 percent of consolidated amounts for the years ended January 30, 2016, January 31, 2015 and February 1, 2014. For this reason, we concluded that the omission of disclosures required by ASC 810-10-50-2AA and ASC 810-10-50-3 would not influence the judgment of a reasonable person relying upon our financial statements.

We sold the clinic-business operations associated with the four immaterial consolidated VIEs to CVS in December 2015. These legal entities have no remaining assets or liabilities. We have initiated the dissolution process for these entities and anticipate final termination in 2016. Upon dissolution, we will no longer have a variable interest in these VIEs and, unless otherwise applicable, will omit reference to consolidation of VIEs in the Summary of Accounting Policies of future filings.

We have only one VIE that we do not consolidate, the Target Canada Employee Trust (the Trust). The Trust relates to the Target Canada exit and is controlled by a third-party trustee and a Canadian court. Because we do not have the power to direct the activities that most significantly impact the economic performance of the Trust, we are not the primary beneficiary. Target has no adverse economic exposure to the Trust because it was fully funded in 2014. In addition, any potential pretax benefit to Target was limited to $10 million as of January 30, 2016, an immaterial amount. We believe that our involvement with this VIE is immaterial and the omission of disclosures in ASC 810-10-50-4 would not influence the judgment of a reasonable person relying upon our financial statements.

6. Pharmacies and Clinics Transaction, page 40

2. You disclose CVS will operate the pharmacy and clinic businesses in your stores under a perpetual operating agreement and CVS will make annual inflation-adjusted occupancy- related payments. We also note rental income from CVS referenced on page 52. Please tell us more about this transaction:

•    Clarify for us what you mean by “occupancy-related” payments, whether all or a portion represent lease payments and tell us your consideration of ASC 840 as it relates to your agreement(s) with CVS.

•    Explain your basis for recording the occupancy-related payments as a reduction to SG&A expense, your consideration of SAB Topic 8:A and the term of the annual occupancy-related payments if other than perpetual.

•    Tell us the key assumptions used in your discounted cash flow analysis in determining the estimated fair value of the leasehold interest.

Target’s Response to Comment 2

Clarify for us what you mean by “occupancy-related” payments, whether all or a portion represent lease payments and tell us your consideration of ASC 840 as it relates to your agreement(s) with CVS.

Under the terms of the agreements, CVS paid us $1,868 million in cash at the date of sale. Of the $1,868 million cash received, $694 million was allocated to deferred lease income (i.e., prepaid rent) based upon the relative fair value of the assets sold, which consisted of our pharmacy and clinic businesses and the leasehold interest granted to CVS to use space within our stores. In addition, CVS will make monthly occupancy-related payments to us.

The legal agreements describe the occupancy-related payments as a payment for the space, equipment, common area maintenance, utilities, and other items. The provision for the occupancy-related payments is not intended to allow, and does not permit, Target to share in CVS’s fees or revenues from the operation of pharmacies and clinics in our stores.

The prepaid rent and monthly occupancy-related payments combined represent the total lease payments.

We evaluated ASC 840 and concluded that the arrangement contains a lease because CVS has the perpetual right, subject to termination only in limited circumstances, to use specified assets in exchange for consideration. We evaluated the ASC 840 lease classification criteria and determined that the lease meets the criterion under ASC 840-10-25-1(c) because the term is more than 75 percent of the remaining economic useful life the leased stores. As a lessor, we also evaluated the incremental criteria of ASC 840-10-25-42 and noted that the lease meets the collectability and no important uncertainties criteria. We then assessed the criteria in ASC 840-10-25-43 thru 25-45 to determine the lease classification.

Ownership does not transfer to the lessee at the end of the term. In addition, at lease inception, the carrying amount of the leased space did not equal the fair value. For these reasons, the lease does not meet the criteria to be classified as a sales-type, direct-financing or leveraged lease. Accordingly, we have classified the lease as operating.

Explain your basis for recording the occupancy-related payments as a reduction to SG&A expense, your consideration of SAB Topic 8:A and the term of the annual occupancy-related payments if other than perpetual.

As noted above, under the terms of the agreements, CVS paid us $1,868 million in cash at the date of sale and will pay monthly occupancy-related payments to us over the perpetual lifetime of the agreement.

The agreements are not intended to allow, and do not permit, Target to share in the fees or revenue earned by CVS from their operations of pharmacies and clinics in our stores. We do not earn a commission from CVS product sales. The monthly payments CVS will make to Target will be unrelated to the actual results of their operations.

SAB Topic 8:A contemplated whether the staff would object to retailers including sales of leased or licensed departments within total revenue. As noted above, the payments we will receive from CVS are not derived from the sales or results of CVS’s operations in our stores.

Further, the combined amortization of the deferred lease income and monthly occupancy-related payments will equal less than 0.2 percent of our total revenue, significantly below the threshold for separate disclosure in our Consolidated Statements of Operations under Rule 503 of Regulation S-X. Although immaterial, we believe any gross margin benefit that would result from including this activity within Sales would be inconsistent with the intent and nature of the payments.

For these reasons, we believe that recording these amounts within SG&A expenses, with disclosure, appropriately characterizes the intent and nature of the payments.

Tell us the key assumptions used in your discounted cash flow analysis in determining the estimated fair value of the leasehold interest.

We engaged a third-party valuation specialist to assist us in determining the estimated fair value of the leasehold interest. We used the income approach (a discounted cash flow analysis) to determine the estimated fair value of the leasehold interest. Our location-by-location analysis used the anticipated revenue and expense for each pharmacy and clinic over the estimated lease term. Because each space occupied by CVS is a store-within-a-store with no separate entrance, we do not believe the cost and market approaches are appropriate due to the absence of reliable building and other data.

We used the following key assumptions:

Lease Term
Because the agreement is perpetual, we used the average remaining accounting useful lives of our store (i.e., building) portfolio to establish an implied lease term of 23 years.

Initial Market Rent
We estimated initial market rent, on a triple net basis, by multiplying stabilized sales by an occupancy-cost percentage on a store-by-store basis. The occupancy-cost percentage was based on public company filings of national chain drug/pharmacy retail businesses and other market data. In evaluating the sources, we noted that national chain drug stores over 10,000 square feet have occupancy costs ranging from 1.4 percent to 3.5 percent. Generally, the larger the retailer, the lower the occupancy-cost percentage. Target stores are typically 50,000 square feet or larger; therefore, we believe an assumption below the midpoint of this range is most appropriate. For this reason, we used a 2.0 percent base occupancy-cost percentage, with minor adjustments made to individual locations based on prescription volume, property type (clinic vs. non-clinic) and location (suburban vs. urban).

Annual Rent Growth Rate
We applied an annual rent growth rate of 1.5 percent based on market data. The market data indicated that an acceptable amount could be in the range from 0 percent to 3 percent, with an average of 1.8 percent. Because most of the stores are suburban – areas that typically have lower annual rent increases than urban areas – we believe an amount slightly below the average is appropriate.

Discount Rate
We used an 8.0 percent discount rate based on market data, including national chain drug/pharmacy retail business capitalization rates, adjusted to reflect the store-within-a-store concept.

We believe that each of these assumptions was appropriate and well within a reasonable range of possible assumptions.

28. Pension and Postretirement Health Care Plans, page 59

3. With reference to the specific authoritative guidance on which you relied, please tell us the basis in GAAP for your accounting for the discontinuance of the postretirement health benefits and recognition of the curtailment gain during 2015.

Target’s Response to Comment 3

In the third quarter of 2015, we amended and communicated the discontinuance of our unfunded postretirement health care plan, effective April 1, 2016. We accounted for the plan changes as a negative plan amendment and curtailment as illustrated in ASC 715-60-55-157 thru 158 because the changes resulted in a reduction of benefits attributed to employee service already rendered and eliminated eligibility of a significant number of employees previously expected to receive benefits. In accordance with ASC 715-60-35-21, the effects were applied as of the plan amendment date because we communicated the changes to plan participants within a reasonable period of time.

In accordance with ASC 715-60-35-126, we first remeasured the plan obligation, resulting in a $2 million reduction in the accumulated postretirement health care benefit obligation (APBO) and a corresponding pretax $2 million reduction in the net actuarial losses recognized in accumulated other comprehensive income (AOCI).

We then recorded a $55 million reduction in the APBO for the negative plan amendment. ASC 715-60-35-20 requires that the reduction in the APBO would first reduce any unamortized prior service cost in AOCI, then reduce any transition obligation remaining in AOCI, and any excess would be amortized as a component of net periodic postretirement benefit cost. At the date of the amendment, $44 million of unamortized negative prior service cost remained and no unamortized transition obligation existed. After adding the additional negative prior service cost resulting from the current amendment, unamortized prior service cost totaled $99 million.

In accordance with ASC 715-60-55-110, the impact of accounting for the curtailment is limited to accelerating the recognition of the portion of remaining negative prior service cost included in accumulated other comprehensive income related to those employees who are no longer eligible for future benefits. The $43 million gain was not offset by other effects of the curtailment and, therefore, was recognized as income during the quarter ended October 31, 2015.

We amortized the remaining $56 million of negative prior service cost over the six-month life of the plan.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of our response.

Sincerely,

/s/ Cathy R. Smith
Cathy R. Smith
Executive Vice President and Chief Financial Officer